Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated August 21, 2014

Fantex, Inc.

On August 17, 2014, a media publication, attached hereto as Annex A, was released by Financial Times (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of the Company (the “Arian Foster Offering,” the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014 and the EJ Manuel Offering was completed on July 21, 2014. The Article references the Offerings and references certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references “trading shares in professional athletes,” “the … IPO [of …] Arian Foster,” “shares for two athletes,” “shares of Vernon Davis,” a “prospectus for Cincinnati Bengals receiver Mohamed Sanu,” “previous athletes who have tracking stocks” and “[a tracking] stock that is supposed to ‘track’ the income prospects of the athlete.” The Company clarifies that tracking stocks are intended to track and reflect the separate economic performance of the assets and expenses associated with the associated brand contract.  The Company notes that holders of shares of the Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company.

•                  The Article states that “Fantex […] acquires a minority stake, typically 10 per cent, in the stream of future earnings, called ‘acquired brand income’, of an athlete. ABI includes salaries, endorsement, and, say, income earned as a broadcaster after an athlete hangs up his or her cleats.” The Company clarifies that under our brand contracts, we acquire a set percentage (which we refer to as “acquired brand income” or “ABI”) of the respective athlete’s brand income, as defined in such brand contract. A more detailed description of the brand contracts and the brand income definitions is available in the Registration Statements.

•                  The Article states, “Based on his current contract, Mr Davis will earn, in nominal terms, $10 [million] total in the 2014 and 2015 seasons (though the 2015 amount isn’t guaranteed).” The Company clarifies that pursuant to the terms of the Brand Agreement, effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”), approximately $10 million of the contracted amounts under Vernon Davis’s NFL player contract represent available brand income, as of October 30, 2013.

•                  The Article states, “As far as the holders of [Fantex Series Vernon Davis], they are to get 70 cents for a $10.00 investment.” The Company clarifies that on May 27, 2014, the Company declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014 for an aggregate payment of $294,770 on August 18, 2014.

•                  The Article states, “How revenue is booked is […] based on how the fair market value of the $4 [million] brand contract changes based on the [discount cash flow] valuation.” The Company clarifies that income is recognized based on the change in fair value of brand contracts from period to period and receipts of payments or other consideration from the brand contracts.  The Company believes that recognizing the change in fair value through net income or loss provides a better indicator of the performance of the brand contracts for a given year, enhances transparency, and is more in line with how the Company manages the risks of the brand contracts. The Company further clarifies that our income as of June 30, 2014 was generated from the Vernon Davis Brand Contract and is determined primarily through the change in fair market value of the Vernon Davis Brand Contract subsequent to its purchase on May 2, 2014 for $4.0 million through June 30, 2014.

•                  The Article states that “Fantex itself bought a quarter of the [Vernon Davis Offering]” and that “[Fantex] bought 48 per cent of the EJ Manuel tracking shares offered … during the [EJ Manuel Offering].” The Company clarifies that Fantex Holdings, Inc. (“Fantex Holdings”), our parent company, directly or indirectly owns an interest in 102,454 shares of Fantex Series Vernon Davis, which represents 24.3% of the shares of Fantex Series Vernon Davis offered in such offering. The Company further clarifies that Fantex Holdings and certain directors of Fantex Holdings purchased an aggregate of 277,934 shares of Fantex Series EJ Manuel in the EJ Manuel Offering, which represents 53% of the shares of Fantex Series EJ Manuel offered in such offering.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Erik Manuel, Jr. (“EJ Manuel”) and Mohamed Sanu, the longevity of  Vernon Davis’s, EJ Manuel’s, and Mohamed Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hope,” “believes,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Financial Times Article dated August 17, 2014

Fantex puts points on the board

By Sujeet Indap | August 17, 2014, 1:00 PM

Buck French just may spike the ball this Monday.

Mr French is the CEO and co-founder of Fantex Holdings, the company that made a splash last October when it unveiled its comprehensive apparatus for trading shares in professional athletes. The details around the establishment and trading of its athletes’ “tracking stocks” were complex and ultimately controversial (for mostly practical but also some ethical reasons). And just as those questions were raised, its first IPO, for Houston Texans’ star running back Arian Foster, was pulled after he was seriously injured in a game.

Ten months later, though, Fantex has listed shares for two athletes and is in the process of listing a third. And this Monday, August 18th it is set to pay its first dividend, $0.70, on the shares of Vernon Davis, the star San Francisco 49ers tight end who was the first athlete to have his shares listed in April.

Undoubtedly, it’s a milestone for Fantex and begins to validate its business. But its overall results so far seem to amount to more of a 3-point field goal than a 6-point touchdown. Then again, that isn’t all bad considering how difficult it was for Fantex to even make it onto the field.

Pre-game analysis

The mechanics of Fantex listings were dissected last October, but here is a summary. Fantex, Inc, a subsidiary of the parent company Fantex Holdings, acquires a minority stake, typically 10 per cent, in the stream of future earnings, called “acquired brand income”, of an athlete. ABI includes salaries, endorsement, and, say, income earned as a broadcaster after an athlete hangs up his or her cleats (there is a formal list of what is and is not included). In exchange, the athlete gets a lump sum payment for that contracted revenue stream.

The money to buy the stake comes from selling shares in stock that is supposed to “track” the income prospects of the athlete. In the case of Vernon Davis, 421,000 shares were sold at $10/share for total proceeds of $4.2m. The bet for shareholders is that the present value of Vernon Davis future income adds up to something like $42m.

Fantex has its own analytics team that used a “proprietary econometric model” to come up with that $42m figure as the present value of what Mr Davis could be expected to earn. And if you are football enthusiast and have a basic tolerance for discounted cash flow analysis, the Fantex prospectuses are good fun. Here are the summary numbers but there are more detailed descriptions of how cash flows and discount rates are set in the prospectus itself:

As for discount rates: “In determining the discount rates to use, we consider numerous factors such as, for example, yield on CCC-rated bonds and discount rates of companies that we believe have similar attributes to ours. For example, like us, some biotechnology companies have a very small capitalization, are heavily reliant on the revenues of only a few products and in many cases, dependent on a single product, and at the time of their initial public offering, their main, if not their only product candidate, was still in development and future revenues were uncertain and may never be realized.

“For each of our current brand contracts, we based discount rates on our observations that (1) as of March 2014, yields on CCC-rated bonds have been trading at approximately 8.5% according to market research and (2) based on our internal research and discussions with industry participants, we determined that as of February 2014, the average weighted average cost of capital for a sample set of 36 then publicly-traded biotechnology companies was 11.1%.

“In addition, in determining the appropriate discount rates to use, we also consider the specific risk profile of the contract party.”

Alas, prospectuses are not just for neat arithmetic but for also explaining risk factors and complicated legal structures.

As the Fantex critics have loudly pointed out, buyers of Fantex tracking stocks get little in the way of protection. There is no separate company that houses the Vernon Davis contract. The formal name of the Vernon Davis tracking stock is “Fantex Series Vernon Davis Convertible Tracking Stock”. As in: convertible at Fantex’s discretion, after two years, into Fantex “platform” stock which represents an interest in Fantex, Inc.

From its most recent prospectus for Cincinnati Bengals receiver Mohamed Sanu: “Our tracking stock brands are not separate legal entities and cannot issue securities. Instead, our Fantex Series Mohamed Sanu is a tracking stock. Each of our tracking stocks, including our Fantex Series Mohamed Sanu and any tracking stock that we have or may create in the future, is intended to track and reflect the separate economic performance of a specific brand contract we have signed with an athlete, entertainer or other high profile individual, each of which we refer to as a tracking stock brand. However, holders of shares of any of our tracking stocks will have no direct investment in the associated tracking stock brand, brand contract or individual. Rather, investors in any of our tracking stocks, including our Fantex Series Mohamed Sanu, will be our common stockholders and an investment in a tracking stock will represent an ownership interest in our company as a whole, which will expose holders to additional risks associated with any individual tracking stock that exists at the time of any investment or that we may establish and issue in the future. Mohamed Sanu and his affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations. The issuance of Fantex Series Mohamed Sanu will not result in an actual transfer of our assets or the creation of a separate legal entity.

“The platform common stock is intended to track and reflect the economic performance of all of our tracking stock brands that we may issue in the future. Upon consummation of this offering, the Mohamed Sanu Brand, tracked by the Fantex Series Mohamed Sanu, and our Fantex Series Vernon Davis Convertible Tracking Stock, which we refer to as Fantex Series Vernon Davis, may be our only tracking stock brands depending on the status of the offerings of our Fantex Series EJ Manuel Convertible Tracking Stock, which we refer to as Fantex Series EJ Manuel, and our Fantex Series Arian Foster Convertible Tracking Stock, which we refer to as Fantex Series Arian Foster. We would attribute to the Mohamed Sanu Brand, any other outstanding tracking stock brands, and the platform common stock certain assets and expenses, including in certain cases expenses related to other series of common stock of Fantex that may be issued from time to time in the future. Our board of directors at its sole discretion may convert the shares of Fantex Series Mohamed Sanu into platform common stock at any time following the two-year anniversary of the filing of a certificate of designation creating the Fantex Series Mohamed Sanu.”

One consequence of the affiliated nature of the tracking and platform stocks is that the latest prospectus contains sections on each of the previous athletes who have tracking stocks.

The current standings

Is there reason to be optimistic about Fantex, either the tracking stocks or the broader company?

Here is the performance for the Vernon Davis tracking stock (ticker: VNDSL) through August 11:

And this is the fancy dashboard on the Fantex website (take that, Yahoo! Finance):

VNDSL has traded as high as $12.50 (intraday) but is back down to its offer price of $10.00. However, after a 70 cent dividend it should theoretically break the IPO price and fall to $9.30.

And that leads into the next question about the liquidity of the shares.

Shares are traded only through Fantex Brokerage Services, another affiliate of the parent company, Fantex Holdings. FBS earns revenue two ways. First, a 5 per cent gross spread of IPO proceeds are split equally between FBS and Stifel Nicolaus, who serves as “qualified independent underwriter”. From the prospectus: “Because FBS, an underwriter for this offering, is under common control with us and we will receive all of the net proceeds of the offering, FBS is deemed to have a “conflict of interest” under FINRA Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121 which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of due diligence with respect to, the registration statement and this prospectus.”

The other way FBS earns revenues is through is through brokerage commissions. From the prospectus: “The transactions costs for you to trade on the FBS ATS [alternative trading system] are expected to be up to 1% of the total amount of the purchase or sale, respectively, with lower amounts depending on whether or not you have an active trader account.”

There are 421,100 shares outstanding of VNDSL. Fantex Holdings bought 24.3 per cent of VNDSL shares. However, the median daily shares traded since the IPO is just 32.5 shares (mean trading volume is 149.4 shares), with 10 days where no shares changed hands (those zero shares traded days are clustered and recent).

From the FBS website, here is a daily buyers and sellers list it publishes:

The NFL is in the offseason. But Mr Davis, who is under contract for two more seasons, this summer had threatened to not report to training camp as a ploy to get a renegotiated contract. Contracts in the NFL are mostly not guaranteed (so teams have enormous power), and therefore teams are free to cut underperforming players. The players’ response is then to hold out in instances where they believe they are underpaid. Mr Davis ultimately did report to training camp — but because he chose not to attend offseason workouts he lost out on bonuses that, according to the prospectus, cost him $200,000 in income. (So rather than getting an improved contract he lost $180,000 ($200,000 less the 20,000 he would have owed Fantex).

Whatever modest trading volume there has been in VNDSL shares may have come from the hope of a new contract that Mr Davis would have received from the 49ers. He will play this year and then either get an extension from the 49ers at the end of the season, play out the remaining year of his contract, or get released and sign a new contract with a new team.

Based on his current contract, Mr Davis will earn, in nominal terms, $10m total in the 2014 and 2015 seasons (though the 2015 amount isn’t guaranteed). Recall that the April IPO valued his earnings stream at $42m. And so the $4m he received seems like an excellent deal for him.

Jimmy Graham, considered the best tight end in the NFL, at age 27 just signed a contract extension with the New Orleans Saints that guarantees him $21m. From the table above, Fantex models the older Mr. Davis earning $33m in nominal contracts after his current contract expires (not to mention a whopping $8m in future endorsements).

As far as the holders of VNDSL, they are to get 70 cents for a $10.00 investment, which appears to be a decent yield. But they paid $10 for a stock that is only a fair price if the accomplished but aging Mr Davis (he is 30) signs another big contract, scores big endorsements (far exceeding any he has received to date) and has a lucrative post-football career; see the cash flow analysis table above.

And with such little liquidity, it’s hard to imagine those shares are worth $10 right now, especially when Fantex itself bought a quarter of the offering. For its part, Fantex has maintained they are happy to own the shares and that it demonstrates they are “putting their money where their mouth is”.

The game within the game

This is the expenditure on the VNDSL dividend: “On May 27, 2014, our board of directors declared a cash dividend of $0.70 per share of our Fantex Series Vernon Davis, for an aggregate payment of $294,770. The dividend is payable to holders of our Fantex Series Vernon Davis at the close of business on August 15, 2014 and the payment date to stockholders will be paid on August 18, 2014. Based on our current financial condition and its current operations, the foregoing dividend payment is not expected to have a material impact on our liquidity or capital resources.”

If Vernon Davis is supposed to earn $5m or so, then $500k should go to Fantex. Here is what’s been paid so far this year: “On May 5, 2014, Mr. Davis paid us approximately $0.4 million in ABI due to us under the brand contract for the period October 30, 2013 (inception) through April 24, 2014.”

And so if this dividend reflects that initial payment, the payout ratio is around 75 per cent. This is the formal explanation of Fantex’s dividend policy: “Our board of directors is permitted, but not required, to declare and pay dividends on our platform common stock or any of our tracking stock (including our Fantex Series Mohamed Sanu) in an amount up to the “available dividend amount” for the applicable series, to the extent permitted by the Delaware General Corporation Law.

“The available dividend amount for any tracking stock is as of any date an amount equal to the lesser of (a) total assets of our company legally available for the payment of dividends under Delaware law and (b) an amount equal to:

•                  the excess of the total assets attributed to the tracking stock brand over the total liabilities attributed to the tracking stock brand, less the par value of the outstanding shares of such tracking stock; or

•                  if there is no such excess, the attributable income of the tracking stock brand for the fiscal year in which the dividend is being declared and/or the preceding fiscal year.

“For example, if the attributed assets for a tracking stock brand as of a date of determination consisted of cash in the amount of $100,000, and the attributed liabilities for a tracking stock brand as of that same date were in the aggregate $50,000, then the available dividend amount for that tracking stock at that time would be approximately $50,000. If in the prior example the attributed liabilities were greater than the attributable assets, then instead the available dividend amount would be based on the total income attributable to that tracking stock for the current fiscal year and/or the prior fiscal year. For example, if attributable income in the prior year were $50,000, then the available dividend amount would be $50,000.

“We intend to pay cash dividends from time to time out of available cash for each tracking stock, including Fantex Series Mohamed Sanu, equal to an amount in excess of 20% of the “available dividend amount” for such series.”

The question, then, is both about the liabilities attributed to the tracking stock and generally how corporate and overhead expenses are paid: “We will attribute the following assets and liabilities to each tracking stock brand:

•                  a fixed percentage of our ABI from the brand contract associated with a tracking stock brand, which we expect generally (though not necessarily) will be 95% for each of our brand contracts;

•                  any and all of our liabilities, costs and expenses that are directly attributable to such tracking stock brand, such as our direct costs arising out of our promotion of the tracking stock brand or arising out of or related to the maintenance and enforcement of the related brand contract, provided, however, that, as is the case for our Fantex Series Mohamed Sanu, we will not attribute any of the expenses or costs related to the offering of our Fantex Series Arian Foster, Fantex Series Vernon Davis or Fantex Series EJ Manuel (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offering of our Fantex Series Arian Foster, our Fantex Series Vernon Davis or our Fantex Series EJ Manuel, including our efforts to build our business model and enter into our brand contract with Arian Foster, Vernon Davis and EJ Manuel, to our Fantex Series Arian Foster, our Fantex Series Vernon Davis or our Fantex Series EJ Manuel;

•                  a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable income), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of our cash receipts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them as income, any covered amounts, as described below, for the brand contract associated with such tracking stock brand; and

•                  as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand (including the pro rata share of any covered amounts for such tracking stock brand).

“We will also attribute the following additional assets and liabilities to a tracking stock brand[:]

•                  all net income or net losses from the assets and liabilities that are included in such tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of the tracking stock associated with such tracking stock brand; and

•                  any acquisitions or investments made from assets that are included in such tracking stock brand.”

The important point from all this text is that 95 per cent, not all, of the brand income paid to Fantex is attributed to the tracking stock. The remaining 5 per cent is attributed to the platform.

“Our platform unit will initially have attributed to it all of our assets and liabilities that are not specifically attributed to our four current tracking stock brands or to any other tracking stock brands that we may establish from time to time. The assets attributed to the platform unit will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock brand. For example, we will attribute the 5% of our ABI under our Mohamed Sanu brand contract, EJ Manuel brand contract, Vernon Davis brand contract and Arian Foster brand contract to the platform unit, and expect to attribute a similar amount for each of our future brand contracts.”

And so with all the focus on how much Fantex athletes will earn in playing football and selling shoes and announcing games, more attention deserves to be paid to its expenses.

How revenue is booked is interesting in and of itself. It’s based on how the fair market value of the $4m brand contract changes based on the DCF valuation. Accounting revenue though is less important than the cash that the athlete actually remits to Fantex because the dividend is based on that cash remittance. (See page 13 of the 10-Q for the explanation.)

Its 10-Q shows the P&L and balance sheet for both the Vernon Davis tracking stock, the platform stock, and the consolidation of both.

Where is the $2m in expenses to date in 2014 going?…

“The most significant costs incurred by us or our parent to date were for professional services, including but not limited to legal, accounting and marketing services. Professional services cost, for the three and six months ended June 30, 2014 decreased approximately $92,000 and $151,000 or 17.0% and 11.7% respectively from the same period in 2013. A decrease in legal expenses of $185,000 in the three months ended June 30, 2014 over the same period in 2013 was offset by increases in audit, marketing and other professional services of $93,000. A decrease in legal, audit and consulting costs for six month periods in 2014 compared to 2013 of approximately $607,000 offset the increase in brand marketing expenses of approximately $436,000 and other professional services of $20,000.

“Legal costs in the three and six months of 2013 included costs to establish the regulatory processes for the Company. Such costs were not experienced in 2014 resulting in the large decrease in the period over period amounts. Marketing expenses increased due to the promotional activities surrounding the company launch of our first athlete brand with Vernon Davis, in late January 2014 and the signing of a brand contract with Erik “EJ” Manuel, Jr. in late February, 2014. The Company also increased its marketing spend to build brand awareness of the company and the offerings of both Fantex Series Vernon Davis and Fantex Series EJ Manuel. We believe that our overall professional services related spending will continue to increase over time as we ramp our athlete brand pipeline over the coming quarters and continue to build our regulatory compliance, brand contract administration and accounting infrastructure.

“In the three and six months ended June 30, 2014 our parent has incurred and allocated to us approximately $172,000 and $298,000 of general and administrative expenses respectively, an increase of approximately $62,000 and $98,000 from the three and six months ended June 30, 2013 respectively. The general and administrative expenses consist primarily of the allocation of facility, insurance and travel-related costs. The increases in both periods were split evenly between higher directors’ and officers’ insurance costs and increased travel activities due to the launch of our first and second athlete brands, and ongoing increases in our business development efforts. We believe that as we expand our operations these costs will continue to increase.

“As our operations mature, we expect to continue to incur expenses of the type and nature described above. In addition, we expect to incur additional management fees pursuant to our management agreement with our parent. For the three and six months ended June 30, 2014, the Company incurred fees from our Parent of $20,343 representing 5% of the cash receipts from brand contracts. The future increases will be dependent upon the number and cash flows from the brand contracts that we own.”

How are the losses being funded? From the Mohamed Sanu prospectus: “To date, we have relied exclusively on our parent for liquidity and capital resources. Our parent contributed capital in the amount of $6.4 million from inception through March 31, 2014 and $1.0 million in the three months ended March 31, 2014. The contributed capital includes indirect expenses paid by our parent on our behalf, as well as an equity cash contribution of $2.0 million on April 3, 2013 to provide working capital to finance our operating expenses.

“Our parent company will continue to fund our liquidity and capital resource needs either through direct cash contributions, non-cash contributed capital for direct and indirect expenses, or a combination of both. We believe our cash on hand is sufficient to meet the obligations which our parent does not fund in the foreseeable future.

“Until such time as our operations generate sufficient cash to meet the liquidity needs of our business, if ever, we expect to finance future cash needs through existing cash balances and reliance on our parent.”

It’s no surprise that Fantex Holdings is funding the business while Fantex, Inc. is in its start-up phase. But we can start to estimate what kind of revenue Fantex, Inc. is going to require to meet expenses on its own.

Based on operating expenses for the first half of $2m, the annualised operating expense would be $4m. According to Fantex, roughly 85% of the ABI should end up as “distributable profits” for the tracking stock. So 15 per cent of the 10 per cent of the ABI it gets from athletes should go towards expenses. So $4m/ (.15 x .1) = $266m of gross athlete income needed to support $4m of expenses. The total of the gross brand income expected from Mssrs Davis, Manuel and Sanu in 2015: $7m.

Courtside seats

Alphaville recently met with Mr French at Fantex’s offices, which are fittingly just around the corner from a sports stadium, AT&T Park, home of the San Francisco Giants baseball team. The office, comprised of 40 employees in marketing, brokerage services, and analytics, all sit in a single room. Only nine employees are attributed to Fantex, Inc. The rest are officially with FBS or Fantex Holdings. One of the office walls is adorned with lifesize posters of its athletes. The mounted televisions are set to ESPN.

Mr French was naturally proud of the upcoming VNDSL dividend and the achievement it represented — it took two years and 165 comments from the SEC before the S-1 offering document was approved. The SEC was particularly interested in the process for valuing the shares, he told Alphaville.

He said FBS had “thousands” of accounts but declined to give a precise figure. He also acknowledged the thin trading to date in VNDSL but said he expected that once NFL games started to be played this season, interest and trading volume would grow.

And his ambitions remain grand. He envisions Fantex not just as an intermediary but as a tool for its athletes to actively promote both their athletic and also their holistic “brands”. To that point, Mr Fantex said the ascribed valuations don’t reflect the value Fantex’s efforts will add to brand income.

The interesting part of Fantex’s active brand enhancement efforts is that it is only a minority owner in the athlete’s brand income. As the prospectus states, for every dollar it invests in brand enhancement, it needs to earn a 10x return to make it profitable to Fantex, as 90 per cent of the marginal income stays with the athlete. That’s a nice subsidy to the athlete!

From the Vernon Davis roadshow presentation:

The more immediate concern for Mr French would seem to be ginning up investor interest in existing Fantex athletes (which would further boost investor interest in future offerings that it needs to collectively support its cost base). So far, instead of being exclusively in the moving business, Fantex has ended up in the storage business. As mentioned, it owns a quarter of VNDSL, and according to an article in Dealbook, it bought 48 per cent of the EJ Manuel tracking shares offered (ticker EJMLL) during that July IPO. Mr French maintained they are happy to “put their money where their mouth is” but Fantex’s stakes do reduce the float.

Mr. Manuel, at age 24, may be Fantex’s best hope to build momentum. Last year as a rookie, his performance was erratic but he showed flashes of brilliance. His forlorn team, the Buffalo Bills, has craved a star quarterback for two decades. Quarterback is the most critical, complex and lucrative position on the field. The early-year salaries of NFL players are restrained by a wage scale. Most young quarterbacks eventually washout.

But those who make it, make it big. San Francisco 49ers quarterback Colin Kaepernick, age 26, has quickly emerged as a star after an unheralded entry into the league. He just signed a contract extension worth $61m in guaranteed money. Kaepernick’s rival, Seattle Seahawks quarterback Russell Wilson, age 25, will be in line shortly for a similar payday. Mr Manuel’s backers would cite those outcomes as the bull scenario; recall that his Fantex contract measures the present value of his brand income at roughly $50m.

America loves sports and gambling on sports (here is a paper on National Football League gambling as an alternative asset class) — and securitising stuff. Fantex would seem to neatly packages all those things, albeit in a pricey way, for those of us sitting in the stands. And for athletes themselves, an organized marketplace, after all the informal markets (insurance policies, shady agents advancing money, friends-and-family fundraising), to capture proceeds of potentially big but risky earnings that are years away seems like a breakthrough. (Think of David Wilson, the promising running back for the New York Giants whose career just suddenly ended at age 23 because of neck injury).

And for all the zany capital markets out there, it is hard to believe that there isn’t room for one more exceedingly simple, yield-oriented instrument.

As far as it has come, Fantex still has a lot to prove. The question then is if the game just kicked off or if there are only a few minutes left in the fourth quarter.

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